MIRANDA GOLD CORP.

Suite 1500 – 701 West Georgia Street

Vancouver, B.C.

V7Y 1C6

July 24, 2007	TSX Venture Exchange Symbol: MAD

Frankfurt and Berlin Stock Exchange Symbol: MRG

NASD OTC Bulletin Board Exchange Symbol: MRDDF

   Tel: (604) 689-4580

  Fax: (604) 801-5911

    Toll Free: (877) 689-4580

 Email: mad@mirandagold.com

 Website: www.mirandagold.com

MIRANDA GOLD CORP. AND ROMARCO MINERALS INC. AMEND TERMS ON RED CANYON JOINT VENTURE

Miranda Gold Corp (“Miranda”) (TSX-V: MAD) is pleased to announce that an Amendment to the  Red Canyon Exploration and Option Agreement dated July 12, 2006 (“Agreement”) has been signed with Romarco Minerals Inc. (“Romarco”) (TSX-V: R).

Original terms of the Agreement required Romarco to spend US$400,000 in qualifying work expenditures during the first year of the agreement, subject to certain conditions.  The Parties have agreed to enter into an amendment to replace the first year work expenditure of US$400,000 with a 6,000 foot drilling program to be completed by December 31, 2007.  The Parties agree that a drill program based on footage is more appropriate for ensuring adequate testing of drill targets.  Romarco is responsible for all underlying payments and holding costs associated with the project during the term of the Agreement.

Under the terms of the Agreement, Romarco can earn a 60% interest by spending US$3,000,000 over five years.  Following completion of the initial earn-in, Romarco may then elect to earn an additional 10% interest (for a total of 70%) by funding a feasibility study.   Romarco is the operator of the project during the term of the Agreement.  Miranda personnel have contributed to the project by completing a 421-station soil-sampling geochemical survey and an ongoing rock-chip sampling and geologic mapping. All work has been funded by Romarco.  These systematic data sets are in the process of being evaluated to identify drill targets.  Target selection is set for the end of July and permitting will commence immediately thereafter.  Drilling, subject to availability of a qualified drill contractor is envisioned for the Fall of 2007.

For information and background, the Red Canyon project area covers 7.7 square miles (19.8 square kilometers) consisting of 237 unpatented lode mining claims. The property adjoins U.S. Gold's Tonkin Springs property on the south and covers an erosional "window" that exposes altered, brecciated and silicified lower plate carbonate rocks that are age equivalent to the host rocks at the Cortez Hills discovery. Drilling in 2005 by Miranda’s previous JV partner Newmont Mining Corporation identified an extensive hydrothermal system between the Ice and Gexa target areas. Newmont’s holes encountered deep oxidation, moderate to strong silicification and select intervals of fluidized breccias.  These alteration features combined with elevated gold confirm the presence of a deeper, previously unrecognized gold system.

Miranda is pleased with the Amendment as the 6,000-ft drill program in combination with on-going mapping and sampling will exceed the required $400,000 work commitment and will test high-priority targets that both companies agree exist on the property.

The data disclosed in this press release have been reviewed and verified by Company Senior Geologist Steven Koehler, P. Geo., BSc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Newcrest Resources Inc., Barrick Gold Exploration Inc., the Cortez Joint Venture, the Buckhorn Joint Venture, Romarco Minerals Inc., White Bear Resources Inc., and Piedmont Mining Company Inc.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.